Mail Stop 4561
via fax 49 622 7783 5403

October 21, 2008

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

>   **Re: SAP AG**
>   **Form 20-F for the Fiscal Year Ended December 31, 2007**
>   **Filed April 2, 2008**

Dear Dr. Brandt:

　　　We have reviewed your response to your letter dated October 14, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2008.

December 31, 2007 Form 20-F

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.　　　We note your response to our prior comment 2 and your example of how the Company recognizes revenue when the contractual maintenance rate is below your established VSOE rate. Your response indicates that when the renewal rates for PCS are below VSOE, the Company considers the discount on future renewal options to be a more-than-insignificant discount pursuant to TPA 5100.50. You further indicate that regardless of whether or not the contractually stated renewal rate is within the narrow VSOE range, as long as the contractual rate is below the

VSOE rate you follow the accounting as described in example two. In the example you provided, a VSOE rate of 17% and a contractual support rate of 16.8% would result in a more-than-insignificant discount. Please explain further how you determined that the discount on the future renewal options for PCS is more-than-insignificant pursuant to the guidance in TPA 5100.50 and specifically address how you determined that the discount is: (1) incremental to the range of discounts reflected in the pricing of the other elements of the arrangement, (2) incremental to the range of discounts typically given in comparable transactions, and (3) significant. Also, tell us the amount of your service revenues for each period presented that resulted from the deferral of the software fee due to such discounts and tell us the amount of the deferred revenue balance at year-end that relates to such discounts. In addition, tell us how you considered including a discussion of this policy in your significant accounting policy footnote disclosures as well as in your critical accounting policy disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief